April 27, 2006


RE:      PRINCIPAL LIFE INSURANCE COMPANY
         VARIABLE UNIVERSAL LIFE ACCUMULATOR II


Dear Sir or Madam:

In my capacity as Senior Actuary of Principal Life Insurance Company ("Principal Life"), I have provided actuarial advice concerning the preparation of a registration statement on form S-6 for filing with the Securities and Exchange Commission under the Securities Act of 1933 in connection with Principal Life's Variable Universal Life Accumulator II Insurance Policy (the "Policy"). In my opinion:

a) the federal tax charge of 1.25% of premium for deferred acquisition costs is reasonable in relation to Principal Life's increased tax burden under
     Section 848 of the Internal Revenue Code of 1986 as amended. In addition, it is my professional opinion that the 15% rate of return and the assumptions on which that rate is based is reasonable for use in calculating such charges.

b) the illustrations of death benefits, account values, surrender values and accumulated premiums in the prospectus are based on the assumptions stated in the illustrations, consistent with the provisions of the Policy. Such assumptions, including the assumed current charge levels are reasonable. The Policy has not been designed so as to make the relationship between premium and benefits, as shown in the illustrations, appear to be correspondingly more favorable to a prospective purchaser of the Policy at the ages, genders and underwriting classes shown than to prospective purchasers at other ages, genders and underwriting classes. Nor were the particular illustrations selected for the purpose of making this relationship appear more favorable.

I hereby consent to the use of this opinion as an exhibit to the registration statement and to the reference to my name under the heading "Experts" in the prospectus.

Respectfully,


/s/ Gary Wheeler

Gary Wheeler
Senior Actuary
Phone:  (515) 235-9556